LAWLER & ASSOCIATES

a professional law corporation

11622 El Camino Real, Suite 100

San Diego, California, 92130

Telephone: 888-675-0888

Facsimile: 866-506-8877

W. SCOTT LAWLER, ESQ.

      Admitted in California

October 30, 2006

Mr. John Reynolds - Assistant Director

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Dynamic Alert Limited (the "Company")

Amendment No. 9 to Registration Statement on Form SB-2

Filed October 5, 2006

File No. 333-119566

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 10 to Dynamic Alert Limited’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 10 was filed via Edgar, with a submission date of October 30, 2006.

Below are the comments from your comment letter regarding Amendment No. 9 to Dynamic's Form SB-2, each followed by Dynamic Alert Limited’s responses thereto.

Comment

General

1.

We note the statement in the summary that “nor have we been involved in any mergers, acquisitions or consolidations.”  Inasmuch as the company has had no revenues, has few assets, no employees, its officers and directors have no direct experience, and the company has no operating history to date, please add an affirmative statement up front in the prospectus to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

We note in Part II of the registration statement that, in June 2004, the company issued securities to persons pursuant to Regulation D, Section 504 of the Securities Act of 1933.  Please disclose in detail whether any such persons purchased the securities with the understanding that the company’s business plan or part of its plan was to enter into a change of control or similar transaction.  If yes, please describe the related communications in your disclosure, including but not limited to, a description of the offering materials or name of the person making such indications, to whom an understanding was made, the name of the purchasers to whom such indication was given, the date such statements were purchasers to whom such indication was given, the date such statements were made and the substance of the statements.  We may have further comment.

Response

At the end of the second paragraph of Item 3, the Company has added the affirmative statement requested the first part of this comment.

The Company has also added at the end of Item 26 an affirmative statement that no one that purchased the securities described in that section did so with an understanding that the Company’s business plan or part of its plan was to enter into a change of control or similar transaction.

Comment

Item 17. Plan of Operation, page 18

2.

Reference is made to the fourth paragraph.  Please add a clear statement to address what will happen to the company in the event additional funds are needed.  We note that the founders and officers will not provide financing and it appears that the company has no other potential sources of funds.

Response

The Company has added a statement as to the affects that it would occur in the event that no additional financing is obtained.

Comment

3.

We note in paragraph five (5) that construction of your website has begun.  Please identify the person or company that the company has engaged to perform this work.  Any executed agreement should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.  All of the material provisions of the agreement, including cost, should be addressed in an appropriate section of the prospectus.

Response

The Company has added in the 5th paragraph referenced by this comment disclosure as tot eh company providing services for development of its website and that such services are provided on a project basis without a contract. The Company also provided in this paragraph and also in Item 4. Use of Proceeds and Item 17. Plan of Operations, the costs incurred to date.

Comment

Item 19. Certain Relationships and Related Transactions, page 23

4.

We note the disclosure that, “No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other consideration from us.”  Please disclose whether the company or any of its officers, directors or shareholders, are aware of any person that may in the future become a promoter.  If so, please disclose the name of the person and the understanding of such person’s involvement.

Response

The Company has added a statement to the paragraph referenced by this comment that neither the Company nor any of its officers, directors or shareholders are aware of any person that may in the future become a promoter.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler